                                                                    EXHIBIT 20.1

Press Announcement



Carter Israel Contact:                                 Alysis Contact
DAVID GRANDEY                                          LISA DONNELLY
(408) 998-5433                                         (510) 450 6878

                 IA CORPORATION ADOPTS NEW NAME AND IDENTITY:
                              ALYSIS TECHNOLOGIES


EMERYVILLE, Calif., September 16, 1999 -- IA Corporation (Nasdaq: IACPC), a provider of information commerce software for the Internet, announced today that it has formally changed its name to Alysis Technologies, Inc.

"Our decision to acquire @Work Technologies, thus extending our product line and Internet capabilities, drove the creation of a new corporate identity," said Kevin Moran, Alysis Technologies CEO and President. "The Internet has played a pivotal role in our success in providing organizations with the access and delivery of information and it is imperative that our identity reflect that success."

Alysis Technologies is a pioneer in imaging technologies that enable companies to capture electronic images of paper documents, thus making their content readily accessible. The evolution of the Internet was a natural segue for Alysis Technologies, as it became yet another channel for access to information. "Given our push to further penetrate the information commerce market, a new identity was appropriate," Moran continued.

Alysis Technologies' information commerce software makes it possible for a corporation's data to be selected and extracted from multiple unstructured and structured data streams and seamlessly merged, processed, mined for one-to-one marketing, and delivered.

Products such as Alysis Technologies' CyberStatement(TM) go beyond digital duplication of the printed statement. Its flexible database allows companies to capture various structured and unstructured data and make the data Web-enabled. Additionally, CyberStatement(TM) contains advanced intelligence functions for document and data mining, one-to-one marketing and business intelligence. Information commerce is key to corporations that desire to better serve the needs of customer's who are pressed for time and overloaded with information.

"We are excited with the Alysis Technologies business direction that combines the Internet, Business Intelligence and real-time delivery of information. Alysis' technology allows businesses to better serve and market to their customers," said Stewart Gross, Managing Director of Warburg Pincus. "Organizations that embrace this technology will be well positioned to reap the benefits that superior understanding of the customer can bring."

"'Alysis'" finds its roots in analysis, a critical part of Information commerce. 'Technologies' is deliberately included as it defines our market space and puts our strength front and center," said Charles Carrico, Marketing Director of Alysis Technologies. "We believe this name will sustain us in the years ahead."

This announcement comes on the same day as the announcement of Alysis Technologies' acquisition of @Work Technologies. These events mark Alysis' efforts to be a leader in information technology. Alysis will continue trading under the symbol IACPC.

About Alysis Technologies
Alysis Technologies, headquartered in Emeryville, Calif., develops and delivers software products that allow leading edge financial services organizations to integrate the power of the Internet with their network document repositories to provide the ultimate in customer service, one-to-one marketing, and business intelligence. Its client base includes 20% of the largest banks in the United States, the largest mutual fund organizations, leading global brokerage firms and many of the world's largest information technology outsourcing companies.


This press release contains forward looking statements, including but not limited to statements regarding the Company's business direction, penetration of the information commerce market, products and their anticipated customer usage, features and benefits. Actual results may vary from anticipated results and such differences may be material, based on a number of factors, including the Company's ability to further penetrate the information commerce market, customer acceptance of and market demand for the Company's products, the ability of the Company's products and @Work acquisition to achieve anticipated benefits, the ability of the Company to integrate the operations of the two companies and retain key @Work employees as well as other risk factors as described in for IA's Form 10-K for the year ended December 31, 1998, and the Company's 10-Q for the quarter ended March 30, 1999 and Company's 10-Q for the quarter ended June 30, 1999.